Mail Stop 3561


									March 9, 2006




Mr. Peter J. Sodini
Chief Executive Officer
The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, North Carolina 27331-1410


		RE:	The Pantry, Inc.
			Form 10-K for Fiscal Year Ended September 29, 2005 Form 10-Q for Fiscal Quarter Ended December 29, 2005
Filed December 13, 2005 and February 7, 2006
			File No.  0-25813

Dear Mr. Sodini:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended December 29, 2005

Notes to Consolidated Financial Statements

Note 11.  Long-Term Debt, page 10

1. Reference is made to your disclosures surrounding the three contemporaneous transactions whereby you issued $150 million of convertible notes and then entered into related convertible note hedge and warrant transactions. We understand that the convertible note hedge and warrant transactions had the effect of adjusting the
conversion terms in the convertible notes.  We also understand that
the counterparty to the convertible note hedge and warrant transactions is the same counterparty that holds the majority of the convertible notes, thus it would appear that the net economic result
of the three transactions could have been achieved as part of the
convertible note issuance.   Accordingly, please tell us the
substantive business purpose for structuring the three
transactions
separately the way you did.   Also tell us in detail why you
believe
the accounting you have employed for the three transactions reflects the economic substance of the three contemporaneous transactions. In this regard, had the overall economic result of the three transactions been structured as part of the convertible note issuance, it appears to us that the result would have been to treat the net payment under the convertible note hedge and warrant transactions as a discount on the debt issuance. We are unclear as to why structuring the transactions separately should result in a completely different accounting result. In responding to our comment, please explain to us whether each of the three instruments is legally detached and separately exercisable. Also refer to paragraphs 2, 3, 7, and 8 and footnote 1 of EITF 00-19 and tell us your consideration as to whether applying the model in EITF 00-19 separately to each the embedded conversion feature, the convertible note hedge, and the warrant transaction is reasonable under the circumstances. We may have further comment.

2. Notwithstanding the preceding comment, please provide us your detailed separate analyses of how to account for each the embedded conversion feature in the notes, and the related note hedge and warrant transactions. It would be helpful if, in your analyses, you could walk us through your consideration of the guidance in SFAS 133,
EITF 00-19, EITF 01-6, and EITF 05-4, as applicable. Also ensure you address in your response each of the pertinent features of the three instruments and how these features were considered in determining the proper accounting.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Peter J. Sodini
The Pantry, Inc.
March 9, 2006
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